

Mail Stop 3561

August 25, 2016

Paul K. Danner, III
Chief Executive Officer
Alliance MMA, Inc.
590 Madison Avenue, 21st Floor
New York, NY 10022

> **Re: Alliance MMA, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2016**
> **File No. 333-213166**

Dear Mr. Danner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

2. We note your revised disclosure that you anticipate that trading of your common stock on the Nasdaq Capital Market will commence on the business day following "the completion of this offering," subject to final listing approval from Nasdaq. Please revise to clarify whether "completion of this offering" refers to completion of the initial closing in the event you sell the minimum number of shares.

Management, page 52

3. We note your disclosure that Messrs. Gracie, Shefts, Tracy and Watson will become directors upon the completion of the offering. Please file consents for Messrs. Gracie, Shefts, Tracy and Watson. Refer to Rule 438 under the Securities Act of 1933.

Principal Stockholders, page 64

4. We note the June 30, 2016 reference dates. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Exhibit 5.1

5. Please refer to the seventh paragraph and language that "[t]his opinion is intended solely for use in connection with the issuance and sale of the Shares pursuant to the Registration Statement and the Prospectus and is not to be relied upon for any other purpose or delivered to or relied upon by any other person without our prior written consent." Investors are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 dated October 14, 2011. Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Robert L. Mazzeo, Esq.